UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       EVANS WITHYCOMBE RESIDENTIAL, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)


                                  299 212 10 0
                    ----------------------------------------
                                 (CUSIP number)


                             J. Grant Monahon, Esq.
                             AEW Capital Management
                               225 Franklin Street
                           Boston, Massachusetts 02110
                                 (617) 261-9000
-------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                December 10, 1996
         --------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 22 Pages)

-------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                           ---------------------------
|CUSIP NO. 299 212 10 0 |       SCHEDULE 13D       |   Page  2  of  12  Pages |
|          ------------ |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  CIIF Associates II Limited Partnership                             |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |                                                                     |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  |
|        |  TO ITEMS 2(d) or 2(e)                                         [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  State of Delaware                                                  |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 974,297                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | None                                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 974,297                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | None                                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 974,297 shares of Common Stock                                      |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                        [X]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 5.3%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                           ---------------------------
|CUSIP NO. 299 212 10 0 |       SCHEDULE 13D       |   Page  3  of  12  Pages |
|          ------------ |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  AEW Advisors, Inc.                                                 |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |                                                                     |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  |
|        |  TO ITEMS 2(d) or 2(e)                                         [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 974,297                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | None                                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 974,297                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | None                                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 974,297 shares of Common Stock                                      |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                        [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 5.3%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | IA, CO                                                              |
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                           ---------------------------
|CUSIP NO. 299 212 10 0 |       SCHEDULE 13D       |   Page  4  of  12  Pages |
|          ------------ |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  AEW Real Estate Advisors, Inc.                                     |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |                                                                     |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  |
|        |  TO ITEMS 2(d) or 2(e)                                         [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 974,297                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | None                                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 974,297                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | None                                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 974,297 shares of Common Stock                                      |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                        [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 5.3%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                           ---------------------------
|CUSIP NO. 299 212 10 0 |       SCHEDULE 13D       |   Page  5  of  12  Pages |
|          ------------ |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  AEW Investment Group, Inc.                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |                                                                     |
|        |  N/A                                                                |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  |
|        |  TO ITEMS 2(d) or 2(e)                                         [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 974,297                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | None                                     |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 974,297                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | None                                     |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 974,297 shares of Common Stock                                      |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                        [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 5.3%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                       Page 6 of 12 Pages
-----------------------                                       ------------------


Item 1.  Security and Issuer.
         --------------------

         This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to Section 13d-1(f)(1) and Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") should be read in conjunction with the Schedule 13D and the Amendment No. 1 to the Schedule 13D (together the "Schedule 13D") filed with the Securities and Exchange Commission by CIIF Associates II Limited Partnership, a Delaware limited partnership (the "Partnership"), relating to the common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Evans Withycombe Residential, Inc., a Maryland corporation (the "Issuer" or the "Company"). This Amendment adds additional reporting persons and otherwise amends the Schedule 13D only with respect to the items set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.


Item 2.  Identity and Background.
         ------------------------

         (a), (b), (c) and (f). CIIF Associates II Limited Partnership, a Delaware limited partnership (the "Partnership") is the direct holder of the Securities that are the subject of this Schedule 13D and was formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in investments and real estate and other assets. AEW Advisors, Inc., a Massachusetts corporation ("AEW Advisors"), is a registered investment advisor and is both an investment advisor to and the managing general partner of the Partnership and was formed for, among other things, such purposes. AEW Real Estate Advisors, Inc., a Massachusetts corporation ("AEW Real Estate'), is the sole shareholder of AEW Advisors and was formed for, among other things, such purpose. AEW Investment Group, Inc., a Massachusetts corporation ("AEW Investment"), is the sole shareholder of AEW Real Estate and was formed for, among other things, such purpose. This statement is filed by the Partnership, AEW Advisors, AEW Real Estate and AEW Investment who are hereinafter referred to as the "Reporting Persons."

         The principal office and principal business address of each of the Reporting Persons is c/o AEW Capital Management, 225 Franklin Street, Boston, MA 02110.

         The sole shareholder of AEW Investment is AEW Capital Management, L.P., a Delaware limited partnership ("AEW CMLP"). The general partner of AEW CMLP is AEW Capital Management, Inc., a Massachusetts corporation ("AEW CMI"). The business of each of AEW Advisors, AEW Real Estate, AEW Investment and AEW CMI is managed by their respective Board of Directors. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of AEW Advisors, AEW Real Estate, AEW Investment and AEW CMI are set forth in Schedule A to this Schedule 13D.

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                       Page 7 of 12 Pages
-----------------------                                       ------------------


         (d) and (e). During the last five years, none of the persons named in this Item 2 or listed on Schedule A to this Schedule 13D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 5.  Interest in Securities of Issuer.
         ---------------------------------

         (a) As of December 10, 1996, the Reporting Persons beneficially owned in the aggregate 974,297 shares of Common Stock representing approximately 5.3% of the number of shares of Common Stock of the Issuer then outstanding.

         To the best knowledge of the Reporting Persons, as of December 10, 1996 none of the Reporting Persons, nor any officer or director of AEW Advisors, AEW Real Estate or AEW Investment, beneficially owned any other shares of Common Stock of the Issuer.

         The Partnership has an agreement with the Company, AEW Partners, L.P., a Delaware limited partnership ("Partners"), Stephen O. Evans and F. Keith Withycombe with respect to the securities of the Issuer, which has been attached to this Schedule 13D as an Exhibit and described below under Item 6. As of the date of the Issuer's most recent 10-K as filed with the Securities and Exchange Commission, Partners beneficially owned 2,447,900 shares of Common Stock of the Issuer and Mr. Evans and Mr. Withycombe beneficially owned 248,252 and 215,402 shares of Common Stock of the Issuer, respectively. The Partnership may be deemed to be in a group with Partners, Mr. Evans and Mr. Withycombe but disclaims beneficial ownership of the securities owned by Partners, Mr. Evans and Mr. Withycombe for purposes of Section 13 of the Exchange Act, Section 16 of the Exchange Act or for any other purpose.

         (b) The Reporting Persons have sole voting and dispositive power with respect to 974,297 shares of Common Stock of the Issuer.

         (c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor any officer or director of AEW Advisors, AEW Real Estate or AEW Investment has effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                       Page 8 of 12 Pages
-----------------------                                       ------------------


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Pursuant to a Director Designation Agreement dated as of August 17, 1994 by and among the Company, Partners, the Partnership, Stephen O. Evans and
F. Keith Withycombe, the parties agree that (i) Partners has the right to designate for nomination one director for a period of five years, so long as Partners continues to hold at least a 7.5% interest in the Company, (ii) the Partnership has the right to designate for nomination one director for a period of five years, so long as the Partnership continues to hold at least a 7.5% interest in the Company, and (iii) Mr. Evans and Mr. Withycombe each has the right to designate themselves as directors of the Company so long as each of them continues to hold a 7.5% interest in the Company or they jointly hold a 12.5% interest in the Company and each of them continues to serve as an executive officer of the Company. Pursuant to the agreement, each of the parties has agreed to vote its Securities for the persons nominated for director under the agreement. The Partnership currently owns less than a 7.5% interest in the Company and has thus lost its right to designate for nomination one director of the Company.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         The following document is filed as an exhibit to this statement:

         Exhibit 1 - Director Designation Agreement, dated as of August 17, 1994, by and among the Company, Partners, the Partnership, Stephen O. Evans and
F. Keith Withycombe.

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                       Page 9 of 12 Pages
-----------------------                                       ------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  AEW ADVISORS, INC.


Dated: June 26, 1997              By:   /s/ J. Grant Monahon
                                        --------------------
                                        Name:  J. Grant Monahon
                                        Title:  Managing Director and Clerk


                                  AEW REAL ESTATE ADVISORS, INC.


Dated: June 26, 1997              By:   /s/ J. Grant Monahon
                                        --------------------
                                        Name:  J. Grant Monahon
                                        Title:  Managing Director and Clerk



                                  AEW INVESTMENT GROUP, INC.


Dated: June 26, 1997              By:   /s/ J. Grant Monahon
                                        --------------------
                                        Name:  J. Grant Monahon
                                        Title:  Managing Director and Clerk



                                  CIIF ASSOCIATES II LIMITED PARTNERSHIP

                                  By: AEW Advisors, Inc., its managing general partner


Dated: June 26, 1997              By:   /s/ J. Grant Monahon
                                        --------------------
                                        Name:  J. Grant Monahon
                                        Title:  Managing Director and Clerk

                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                      Page 10 of 12 Pages
-----------------------                                      -------------------


                                   Schedule A
                                   ----------

     The name and present principal occupation or employment of each executive officer and director of AEW Advisors, Inc., AEW Real Estate Advisors, Inc., AEW Investment Group, Inc. and AEW Capital Management, Inc. are set forth below. The business address of each person is AEW Capital Management, 225 Franklin Street, Boston, MA 02110, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.


     Name                                                                         Occupation
     ----                                                                         ----------

AEW Advisors, Inc.
------------------

Joseph W. O'Connor, Director, President and Chief Executive Officer               Investment advisor
Joseph F. Azrack, Managing Director                                               Investment advisor
Peter C. Berg, Managing Director                                                  Marketing executive
James D. Flynn, Managing Director                                                 Investment advisor
J. Grant Monahon, Managing Director and Clerk                                     Attorney
Timothy B. Fraser, Managing Director                                              Investment advisor
Pamela J. Herbst, Managing Director and Assistant Clerk                           Portfolio manager
J. Christopher Meyer, Managing Director                                           Portfolio manager
Robert J. Plum, Managing Director                                                 Portfolio manager
David D. Puyear, Managing Director                                                Accountant
Frank C. Wuest, Managing Director                                                 Investment advisor
J. Michael McGillis, Vice President and Treasurer                                 Portfolio manager
James J. Finnegan, Vice President and Assistant Clerk                             Attorney

AEW Real Estate Advisors, Inc.
------------------------------

Joseph W. O'Connor, Director, President and Chief Executive Officer               Investment advisor
Pamela J. Herbst, Director, Managing Director and Assistant Clerk                 Portfolio manager
Joseph F. Azrack, Managing Director                                               Investment advisor
Peter C. Berg, Managing Director                                                  Marketing executive
James D. Flynn, Managing Director                                                 Investment advisor
Timothy B. Fraser, Managing Director                                              Investment advisor
J. Christopher Meyer, Managing Director                                           Portfolio manager
J. Grant Monahon, Managing Director and Clerk                                     Attorney
Robert J. Plumb, Managing Director                                                Portfolio manager
David D. Puyear, Managing Director                                                Accountant
Stephen F. St. Thomas, Managing Director                                          Portfolio manager
Frank C. Wuest, Managing Director                                                 Investment advisor
J. Michael McGillis, Vice President and Treasurer                                 Portfolio manager
James J. Finnegan, Vice President and Assistant Clerk                             Attorney

AEW Investment Group, Inc.
--------------------------

Joseph W. O'Connor, Director, President and Chief Executive Officer               Investment advisor
Pamela J. Herbst, Director, Managing Director and Assistant Clerk                 Portfolio manager
G. Neal Ryland, Director                                                          Investment manager
Peter S. Voss, Director                                                           Investment manager
Joseph F. Azrack, Managing Director                                               Investment advisor
Peter C. Berg, Managing Director                                                  Marketing executive
James D. Flynn, Managing Director                                                 Investment advisor




                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                      Page 11 of 12 Pages
-----------------------                                      -------------------

J. Grant Monahon, Managing Director, Vice President and Clerk                     Attorney
David D. Puyear, Managing Director                                                Accountant
Frank C. Wuest, Managing Director                                                 Investment advisor
J. Michael McGillis, Vice President and Treasurer                                 Portfolio manager
James J. Finnegan, Vice President and Assistant Clerk                             Attorney

AEW Capital Management, Inc.
----------------------------

Joseph F. Azrack, Director and President                                          Investment advisor
Joseph W. O'Connor, Director                                                      Investment manager
Peter S. Voss, Director                                                           Investment manager
David D. Puyear, Treasurer                                                        Accountant
J. Grant Monahon, Vice President and Secretary                                    Attorney


                                   SCHEDULE 13D

CUSIP No.  299 212 10 0                                      Page 12 of 12 Pages
-----------------------                                      -------------------

                                    AGREEMENT
                                    ---------

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Evans Withycombe Residential, Inc. or any subsequent acquisitions or dispositions of equity securities of Evans Withycombe Residential, Inc. by any of the undersigned.


Dated:  June 26, 1997     AEW ADVISORS, INC.


                          By:   /s/ J. Grant Monahon
                                --------------------
                                Name: J. Grant Monahon
                                Title:  Managing Director and Clerk

                          AEW REAL ESTATE ADVISORS, INC.


                          By:   /s/ J. Grant Monahon
                                --------------------
                                Name: J. Grant Monahon
                                Title:  Managing Director and Clerk

                          AEW INVESTMENT GROUP, INC.


                          By:   /s/ J. Grant Monahon
                                --------------------
                                Name: J. Grant Monahon
                                Title:  Managing Director and Clerk

                          CIIF ASSOCIATES II LIMITED PARTNERSHIP

                          By:   AEW Advisors, Inc., its managing general partner


                          By:   /s/ J. Grant Monahon
                                --------------------
                                Name: J. Grant Monahon
                                Title:  Managing Director and Clerk